EXHIBIT 99.1

UTA Signs Gaming Media Company GameSquare

Frisco, TX (June 8, 2023) – Leading global talent, entertainment and sports company UTA has signed GameSquare Holdings Inc. (NASDAQ:GAME) (TSXV:GAME), a global leader in gaming and esports. With more than 500M+ combined in social following and network of 1,500 talent, GameSquare is helping brands and sports stakeholders to win the attention of young consumers through gaming.

UTA will exclusively develop and secure brand partnerships for the company’s global slate of properties including North American esports organization Complexity Gaming; media advertising network GameSquare Media Services (formerly Gaming Community Network); multidisciplinary creative and production studio Fourth Frame Studios; streaming data analytics platform Stream Hatchet; influencer marketing and CRM brand solution Sideqik; and digital advertising consultancy Frankly Media. Through this portfolio and diverse capabilities, GameSquare is creating innovative campaigns at the intersection of gaming, web3, and pop culture.

“We’re thrilled to be working with GameSquare on all brand partnership opportunities,” said Damon Lau, Head of Gaming & Esports at UTA. “GameSquare, with its strong portfolio of assets and services, is well-positioned to capitalize on the growing global demand for esports and gaming-related services. UTA will be an essential partner, and we’ll tap into our depth of experience in the industry and connect them to those in the entertainment world.”

”Partnering with UTA continues momentum for  GameSquare as a global gaming and media powerhouse,” said Justin Kenna, CEO at GameSquare. “UTA’s depth of experience in sports and entertainment paired with GameSquare’s vast network of capabilities and intimate knowledge of youth culture create synergies to help brands connect with the more than 3 billion gamers worldwide.”

GameSquare has a diverse and growing roster of content creators and gaming influencers, who livestream, produce content, and engage with gamers regularly. Through its first-of-its-kind Complexity Stars program, GameSquare works directly with 10 world-class professional athletes – from UFC champions to Olympic gold medalists – and celebrities to optimize their brand for digital spaces and reach the next generation of fans.

UTA has the largest dedicated Gaming and Esports division of all the major talent agencies, representing more than 140 of the world’s top live content creators, esports athletes, developers, organizations and brands. The division represents some of the top talent in the gaming space including Kai Cenat, Nickmercs, Pokimane, Valkyrae, Swagg, Maximilian_DOOD, ImperialHal, Scump, Fuslie, Lilypichu, Kyedae, Lululuvely and Lilsimsie. They also represent developers such as KO_OP and Die Gute Fabrik, gaming organizations including FaZe Clan and LOUD, and global brands who are building cohesive strategies that reach gaming audiences.

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About GameSquare Holdings, Inc.

GameSquare Holdings, Inc. (NASDAQ:GAME | TSXV:GAME) is a vertically integrated, digital media, entertainment and technology company that connects global brands with gaming and youth culture audiences. GameSquare's end-to-end platform includes GCN, a digital media company focused on gaming and esports audiences, Cut+Sew (Zoned), a gaming and lifestyle marketing agency, USA, Code Red Esports Ltd., a UK based esports talent agency, Complexity Gaming, a leading esports organization, Fourth Frame Studios, a creative production studio, Mission Supply, a merchandise and consumer products business, Frankly Media, programmatic advertising, Stream Hatchet, live streaming analytics, and Sideqik a social influencer marketing platform. www.gamesquare.com

About UTA

UTA unites ideas, opportunities and talent. The company represents some of the world's most iconic, barrier-breaking artists, creators and changemakers—from actors, athletes and musicians to writers, gamers and digital influencers. One of the most influential companies in global entertainment, UTA's business spans talent representation, content production, as well as strategic advisory and marketing work with some of the world's biggest brands. Affiliated companies include Digital Brand Architects, KLUTCH Sports Group, Curtis Brown Group and MediaLink. UTA is headquartered in Los Angeles with offices in Atlanta, Chicago, Nashville, New York and London.

UTA Media Contact

Audrey Mangia

Audrey.mangia@unitedtalent.com

GameSquare Media and Investor Relations

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com

Forward-Looking Information

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